June 10, 2025

Mitchell Creem
Chief Executive Officer
Pioneer Acquisition I Corp
131 Concord Street
Brooklyn, NY 11201

       Re: Pioneer Acquisition I Corp
           Registration Statement on Form S-1
           Filed May 29, 2025
           File No. 333-287656
Dear Mitchell Creem:

       We have reviewed your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
General

1. We note that on page 146 Kevin Schubert is listed as your Chief Financial Officer, but not as a director nominee. However, based on the consent filed as
Exhibit 99.3, it also
       appears that Mr. Schubert is being named as a nominee to your board of directors.
       Please revise to reconcile the inconsistency or advise.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 June 10, 2025
Page 2

       Please contact Kellie Kim at 202-551-3129 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Dorrie Yale at 202-551-8776
with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:   Michael J. Blankenship